WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

General

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated April 28, 2008, and provides an analysis of the Company’s results of operations for the three months ended March 31, 2008.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation March 31, 2008 unaudited interim consolidated financial statements, December 31, 2007 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies, other than as noted in note 3 of the March 31, 2008 unaudited interim consolidated financial statements, are described in note 2 of the December 31, 2007 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At April 28, 2008, the Company had 72,769,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20F.

Core business

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its late-stage exploration mineral properties to production.

All Canadian properties have National Instrument 43-101 compliant resource estimates, as follows:

MEASURED + INDICATED RESOURCE ESTIMATE*
	Resource Grade
Property	Tonnes	Copper	Gold	Other
	M	%	g/t	By-Product
Carmacks	16	0.98	0.39	4 g/t Ag
Casino	964	0.22	0.24	0.02% Mo
Hushamu	231	0.28	0.31	-
INFERRED RESOURCE ESTIMATE*
	Resource Grade
Property	Tonnes	Copper	Gold	Other
	M	%	g/t	By-Product
Casino	179	0.17	0.19	0.02% Mo
Hushamu	53	0.28	0.38	-
Redstone	34	3.92	-	9 g/t Ag

*National Instrument 43-101 references are listed at the end of this document.

The Company’s Sierra Almoloya property is in the early exploration stage and does not have a National Instrument 43-101 compliant resource estimate.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Carmacks (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty on the project, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at April 28, 2008, Western Copper has made $500,000 in advance royalty payments.

Activities in the first quarter of 2008 focused mainly on permitting activities. The public comment period for the Yukon Environmental and Socio-economic Assessment Board’s (“YESAB”) draft Screening Report closed on February 6, 2008. As a result of the comments received, YESAB retained an independent technical advisor to review the comments and subsequently issued a request for Supplementary Information to the Company. Following receipt of the report by YESAB’s independent technical advisor on March 20, 2008, the Company filed the requested information on March 31, 2008.

In this period the Company also worked on the preparation of updated support documentation for the Yukon Quartz Mining License and the Yukon Water Use License.

During the first quarter, Western Copper signed an Engineering, Procurement, Construction Management contract with M3 Engineering and Technology Inc. (“M3”) for the development of the Carmacks Copper Project. M3 continued its engineering activities, advanced the design of the facilities, and continued to issue requests for firm proposals for long delivery items. Proposals for several key items were received and evaluated.

Golder Associates of Vancouver continued work analyzing the results of the 2007 site investigation and used the information to advance the detailed design of the Heap Leach Area and associated facilities. In late March, Golder mobilized to site to commence work collecting data for the detailed pit design and the hydrogeological model of the site.

Metallurgical test work continued with the rinsing of leach columns to simulate the rinsing and final closure of the heap.

In the upcoming months, the Company expects that YESAB will issue its final Screening Report which will pave the way for the government of the Yukon to issue a Decision Document. At this time there is no firm date for the receipt of the final Screening Report. Once a Decision Document is issued, it is expected that the Quartz Mining License will follow within a few weeks. The Water Use License is expected to follow some months later.

Once a Quartz Mining License is obtained, the Company plans to finalize discussions with Yukon Energy regarding the provision of a spur line to the property and the supply of grid power to the project.

Western Copper also expects to continue discussions with local stakeholders in the upcoming months.

Based on the expected timeline for issue of certain permits and licenses, the Company does not expect to commence any major construction activities in the 2008 season.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s.

In the first quarter of 2008, M3 continued work on the pre-feasibility study for the project. The study is examining the development of the Casino deposit initially as a gold heap leach to process the oxide cap and subsequently as a large sulphide flotation mill producing copper/gold and molybdenum concentrates (approximately 100,000 tonnes per day).

The Company completed the metallurgical test work needed to support the pre-feasibility study during the quarter.

Since the site is remote with no all-season access and power requirements will exceed the capacity of the Yukon grid, separate studies by specialist sub-consultants were commissioned for the power supply and for the transportation of supplies and concentrates. The Company received the study results in March.

Western Copper anticipates releasing the pre-feasibility study at the end of the second quarter of 2008.

Gartner Lee continues to review historical data and to plan for future field work for environmental base-line data collection. Expenditures in this area are being minimized pending completion of the pre-feasibility study. Assuming a positive result for the pre-feasibility study, Western Copper will initiate the field work and permitting activities.

Should it make a production decision on the Casino property, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd. The claims are also subject to a 5% net profits interest.

Hushamu (British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”). As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

The Rupert block is free of encumbrances.

Western Copper is examining exploration data and preparing its plan for advancing the property towards the formal study stage.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Redstone (Northwest Territories, Canada)

The property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

The remainder of the Redstone property is not subject to royalties.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims that offer the most exploration potential.

The UBC team is planning to visit the property during the third quarter of this year.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

A small number of claims were still subject to a US$200,000 option payment due to a third party on April 20, 2008. The Company has decided not to exercise its option on those claims.

A portion of the claims is subject to a 1% net smelter royalty.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

Selected quarterly financial information
In Canadian dollars, as at and for the quarters ended:

	3/31/08	12/31/07	9/30/07	6/30/07
	$	$	$	$
Net loss (income)	484,919	(894,685)	385,067	2,003,538
Net loss (income) per share – basic and diluted	0.01	(0.01)	0.01	0.03
Exploration expenses	-	-	-	1,265,320
Mineral properties	58,853,128	57,194,181	55,395,547	51,097,993
Cash, cash equivalents, and short-term investments	21,963,631	23,726,947	26,324,280	30,441,934
Total assets	80,977,997	81,156,211	82,000,958	81,968,869

	3/31/07	12/31/06	9/30/06	6/30/06
	$	$	$	$
Net loss	1,732,046	2,176,471	908,371	44,212
Net loss per share – basic and diluted	0.02	0.04	0.02	-
Exploration expenses	1,247,119	1,749,733	1,496,027	296,720
Mineral properties	47,265,078	46,507,499	4,523,514	4,523,514
Cash, cash equivalents, and short-term investments	34,564,486	37,082,010	37,938,011	31,361,349
Total assets	82,777,429	84,005,656	42,696,710	42,321,945

Western Copper had a loss of $485,000 ($0.01 per common share) for the three months ended March 31, 2008. This compares with a loss of $1.73 million ($0.02 per common share) during the same quarter in the previous year. The differences in quarterly results, as shown in the table above, are due to whether exploration costs relating to the Carmacks Copper Project are being expensed or capitalized in any given quarter, to gains on marketable securities, and to future income tax recovery.

i)

Since the release of the feasibility study on April 26, 2007, on-going costs relating to the Carmacks Copper Project have been capitalized. Up until that date, the Company had been expensing all exploration costs relating to the project;

ii)	The Company began operations as a stand-alone entity on May 3, 2006. The loss for the quarter ended June 30, 2006 only represents two months of activity;

iii)	During the three months ended June 30, 2006 and September 30, 2006 the Company had gains from the sale of marketable securities in the amount of $870,000 and $1.05 million, respectively; and

iv)

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1.4 million. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Results of operations

	Three Months Ended
	March 31,
	2008	2007
	$	$

EXPLORATION EXPENSES	-	1,247,119

ADMINISTRATIVE EXPENSES
Accounting and legal	82,474	91,812
Office and administration	520,232	583,875
Promotion and travel	68,771	130,000
Regulatory and filing fees	27,585	22,949

Loss before other items	699,062	2,075,755

Interest income	(221,324)	(341,352)
Foreign exchange	7,181	(2,357)

Loss for the period	484,919	1,732,046

The scale and nature of the Company’s operations has remained consistent with 2007. As a result, administrative expenses for the three months ended March 31, 2008 are comparable to the prior year. The current level of activity is expected to continue throughout 2008.

The exploration expenses reported on the statement of loss for the three months ended March 31, 2007 represent costs incurred on the Carmacks Copper Project. There is no exploration expense reported on the statement of loss for the three months ended March 31, 2008 because the Company has been capitalizing on-going costs relating to the Carmacks Copper Project since the release of the feasibility study on April 26, 2007.

Almost half of administrative expenses during the three months ended March 31, 2008 relate to employee wages and stock-based compensation. These costs have been allocated to the following line items:

Wages and salaries	Three Months Ended
	March 31,
In Canadian dollars	2008	2007
(unaudited)	$	$

EXPLORATION	-	121,875

ADMINISTRATIVE
Office and administration	138,083	169,278
Promotion and travel	16,250	32,266

	154,333	323,419

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Stock-based compensation	Three Months Ended
	March 31,
In Canadian dollars	2008	2007
(unaudited)	$	$

EXPLORATION	-	82,766

ADMINISTRATIVE
Office and administration	126,976	213,646
Promotion and travel	8,527	5,834

	135,503	302,246

The difference in wages and stock-based compensation between the three months ended March 31, 2008 and March 31, 2007 is due to the fact that Western Copper has been capitalizing costs relating to the Carmacks Copper Project since the release of its feasibility study on April 26, 2007. Prior to this date, the Company had been expensing all costs relating to the project including wages and stock-based compensation.

The Company has been capitalizing all costs incurred on its mineral properties in 2008. Mineral property activity and related costs are discussed in the liquidity and capital resources section.

Western Copper continues to earn interest on its cash deposits held at banks. As the Company uses its funds for operating and investing activities, these cash balances have been decreasing. This trend is expected to continue. Interest rates have also been decreasing. Both of these factors have led to lower quarter-over-quarter interest income.

Liquidity and capital resources

	Three Months Ended
	March 31,
	2008	2007
	$	$
Cash provided by (used in)
Operating activities	(328,441)	(1,992,072)
Financing activities	-	368,900
Investing activities	(1,434,875)	818,708

Increase (decrease) in cash and cash
equivalents during the period	(1,763,316)	(804,464)

Cash and cash equivalents – beginning	23,726,947	2,290,022

Cash and cash equivalents – ending	21,963,631	1,485,558

At March 31, 2008, the Company had $22.0 million in cash and cash equivalents. Cash and cash equivalents comprise cash deposits held at banks. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Western Copper is an exploration stage enterprise with insufficient revenue to meet its annual capital needs. The Company expects that its current cash balances will be sufficient to cover its administrative expenses and its mineral property costs in 2008. The Company will have to raise additional capital prior to construction of its Carmacks Copper Project to fund construction costs.

Western Copper has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is a risk that the Company may not be able to continue to raise funds to pursue future exploration and development programs.

Operating activities

The majority of the cash used in operating activities relates to employee wages, as discussed in ‘results of operations’, rent, and information technology purchases.

Financing activities

There were no financing activities in the first three months of 2008. Stock option exercises were the only financing activities during the first quarter of 2007. On April 28, 2008, most stock options outstanding are “out of the money”. Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of exercises in 2008.

Investing activities

Investing activities provided $820,000 during the quarter ended March 31, 2007 when Western Copper cashed a portion of its Guaranteed Investment Certificate in the amount of $1.71 million. The Company’s cash and cash equivalents consist of deposits at banks. During the first quarter of 2008, the Company expended $1.43 million on mineral property expenditures.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures. However, mineral property costs incurred are a good measure of Western Copper’s investing activities relating to its mineral properties.

The following table summarizes the costs capitalized on Western Copper’s properties during the quarter ended March 31, 2008. The property section provides a description of work conducted by the Company during the quarter.

	Carmacks	Casino	Hushamu	Redstone
	$	$	$	$

December 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341

Exploration	30,928	18,248	1,200	-
Design engineering	393,785	-	-	-
Engineering studies	-	356,841	-	-
Permitting	110,701	115,896	-	-
Metallurgical testing	50,778	182,103	-	-
Option payment	-	-	80,000	-
Claims maintenance	9,353	-	1,060	74,284
Salary and wages	68,775	54,375	11,250	3,250
Stock-based compensation	41,264	22,873	1,383	1,383

March 31, 2008	11,774,510	16,524,160	18,083,034	12,098,258

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Related party transactions

During the period ended March 31, 2008, the Company charged overhead expenses to one of its directors in the amount of $1,837 (2007 - $1,821). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

Contractual obligations

The Company’s has a commitment relating to its head office lease. The Company has an agreement to lease office space which expires October 31, 2009. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2008	203,425
2009	226,030
Thereafter	-
Total	429,455

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

Change in accounting policies

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the entity's key management personnel:

  qualitative information about its objectives, policies and processes for managing capital;
  summary quantitative data about what it manages as capital;
  whether during the period it complied with any externally imposed capital requirements to which it is subject; and
  when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Disclosures required by this section are included in note 6 of the March 31, 2008 unaudited interim consolidated financial statements.

Section 3862 – Financial Instruments, Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. Disclosures required by this section are included in note 11 of the Company’s March 31, 2008 unaudited interim consolidated financial statements.

Section 3863 – Financial Instruments – Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Based on our assessment, management has concluded that, as at December 31, 2007, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

There were no changes to internal controls over financial reporting during the three months ended March 31, 2008.

Management has concluded, and the audit committee has agreed, that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

Risks and uncertainties

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

National Instrument 43-101 compliant mineral resource estimate references

PROPERTY	COPPER CUT-OFF	NI 43-101 INDEPENDENT QUALIFIED PERSONS	TECHNICAL REPORT
Carmacks	0.25%	G. Arseneau Ph.D. P.Geo. & S. Casselman P. Geo.	Jan. 3, 2008
Casino	0.3% Cu Eq	E.D. Titley P.Geo. & C.M. Rebagliati P.Eng.	Feb. 27, 2004
Hushamu	0.20%	G. Giroux P. Eng. & D. Pawliuk P.Geo.	Apr.14, 2005
Redstone	3.0 % copper minimum assay intercept	A.W. Gourlay P.Geo.	Aug. 15, 2005

12